REGISTRATION NO. 333-66431
                                                FILED PURSUANT TO RULE 424(B)(3)

PROSPECTUS

                             3,000,000 COMMON SHARES
                    THE FIRST AMERICAN FINANCIAL CORPORATION

Acquisition Consideration

o    This prospectus covers up to 3,000,000 of our common shares.

o We may offer these shares from time to time as full or partial consideration for our acquisition of the assets or ownership interests of businesses which primarily provide real estate-related financial and informational services.

o We will negotiate the terms of each acquisition transaction with the owners of the assets or ownership interests being acquired at the time the particular acquisition transaction is undertaken.

Share Price

o We will value the shares issued in a particular acquisition transaction at a price reasonably related to the market value of the shares at one of the following times.

     o When the terms of the particular acquisition transaction are agreed upon.

     o    When the particular acquisition transaction closes.

     o    During the period or periods prior to the delivery of the shares.

An Investment in Our Company Entails Risk

o Before making an investment in our shares, you should consider carefully the "Risk Factors" set forth beginning on page 1.


Our Business

o We provide real estate-related financial and informational services to real property buyers and mortgage lenders.

Listing

o The shares offered by this prospectus will be listed for trading on the New York Stock Exchange.

o    The trading symbol for our shares on the New York Stock Exchange is "FAF."

o On May 28, 1999, the closing price of our shares on the New York Stock Exchange was $16.4375.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May 28, 1999.

(inside cover page)
                      WHERE YOU CAN FIND MORE INFORMATION;
                           INCORPORATION BY REFERENCE

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy, upon payment of a fee set by the SEC, any document that we file with the SEC at any of its public reference rooms in the following locations.

                    450 Fifth Street, N.W.
                    Washington, D.C. 20549

                    Seven World Trade Center
                    13th Floor, Suite 1300
                    New York, New York 10048

                    Citicorp Center
                    500 West Madison Street
                    14th Floor, Suite 1400
                    Chicago, Illinois 60661

     You may also call the SEC at 1-800-432-0330 for more information on the public reference rooms. Our filings are also available to the public on the internet through the SEC's EDGAR database. You may access the EDGAR database at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our company, including information concerning its financial performance.

o    Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

o Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999.

o    Our Current Reports on Form 8-K dated April 22, 1999 and May 19, 1999.

o The description of our common shares, $1.00 par value, contained in our Registration Statement on Form 8-A, dated November 19, 1993, which registers the shares under Section 12(b) of the Exchange Act.

o The description of Rights to Purchase Series A Junior Participating Preferred Shares, which may be transferred with our common shares, contained in our Registration Statement on Form 8-A, dated November 7, 1997, which registers the rights under Section 12(b) of the Exchange Act.

o Any additional documents that we file with the SEC between the date of this prospectus and the earlier of the following dates.

     o The date on which all of the shares offered by this prospectus are resold by the persons or entities who or which acquire them from us.

     o The date that is one year after the last date on which shares offered by this prospectus are issued by us.

     This prospectus is part of a registration statement on Form S-4 which we have filed with the SEC. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules filed with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our shares. The registration statement, exhibits and schedules are also available at the SEC's public reference rooms or through its EDGAR database on the internet.

     You may obtain a copy of these filings at no cost by writing to us at The First American Financial Corporation, 114 East Fifth Street, Santa Ana, California 92701-4642, Attention: Mark R Arnesen, or by telephoning us at (714) 558-3211.

                                  RISK FACTORS

     In addition to the other information contained in this prospectus, you should carefully consider the following risk factors before investing in our company.

Revenues may decline during periods when the demand for our products decreases

     Our revenues decrease as the number of real estate transactions in which our products are purchased decreases. We have found that the number of real estate transactions in which our products are purchased decreases in the following situations.

     o    When mortgage rates are high.

     o    When the mortgage fund supply is limited.

     o    When the United States economy is weak.

     We believe that this trend will recur.

Earnings may be reduced if acquisition
projections are inaccurate

     Our earnings have improved since 1991 in large part because of our acquisition and integration of non-title insurance businesses. These businesses generally have higher margins than our title insurance businesses. The success or failure of each of these acquisitions has depended in large measure upon the accuracy of our projections. Our projections are not always accurate. Inaccurate projections have historically led to lower than expected earnings.

Business interruption, shutdown and
liability because of Year 2000 problems

     The following situations could occur as a result of the Year 2000 problem.

     o Our information suppliers may be unable to provide us accurate data in a timely manner.

     o We may be unable to process information in an accurate and timely manner.

     o Our customers may be unable to receive and use our products and services.

     Each of these situations could result in the interruption or shutdown of one or more of our businesses. Additionally, a disruption of telecommunications and utilities as a result of the Year 2000 problem would most likely result in the interruption or shutdown of one or more of our businesses. A business interruption and/or shutdown, if prolonged, would most likely result in financial loss, potential regulatory action, harm to our reputation and potential legal liability.

     To the extent we package or use erroneous information resulting from the Year 2000 problem in our products and services, we may incur liability to others. The degree of liability will depend in large measure upon the harm caused and the particular product or service involved. For example, an error in monitoring tax payments for a property under a tax service contract could result in the imposition of a tax lien. That could lead to a foreclosure proceeding against the property, which in turn could result in harm to the property owner and mortgage lender. By way of contrast, in our credit reporting business, we act as a consumer reporting agency when we use data provided by credit bureaus. As such, under the Fair Credit Reporting Act, we have no liability for inaccuracies in information contained in credit reports so long as we use reasonable procedures to assure the accuracy of such information.

     For a discussion of the Year 2000 problem and our plans to address it, please refer to "The First American Financial Corporation--Year 2000 Plan."

Changes in government regulation could
prohibit or limit our operations

     Our title insurance, home warranty, thrift, trust and investment businesses are regulated by various governmental agencies. Many of our other businesses operate within statutory guidelines. Changes in the applicable regulatory environment or statutory guidelines could prohibit or restrict our existing or future operations. Such restrictions may adversely affect our financial performance.

                        SPECIAL NOTE OF CAUTION REGARDING
                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in this prospectus, any applicable supplement to this prospectus and the documents incorporated by reference into this prospectus, may constitute "forward-looking statements" within the meaning of the federal securities laws. The following or similar words are intended to identify forward-looking statements in our documents.

     o    "anticipate"

     o    "believe"

     o    "estimate"

     o    "expect"

     o    "objective"

     o    "projection"

     o    "forecast"

     o    "goal"

     Forward-looking statements are based on our management's expectations regarding our future economic performance and take into account only the information currently available. These statements are not statements of historical fact. Various factors could cause our actual results, performance or financial condition to differ materially from the expectations expressed or implied in any forward-looking statements. Some of these factors are listed below.

     o General volatility of the capital markets and the market price of our shares.

     o Changes in the real estate market, interest rates or the general economy.

     o Our ability to identify and complete acquisitions and successfully integrate businesses we acquire.

     o    Our ability to employ and retain qualified employees.

     o Our ability, and the ability of our significant vendors, suppliers and customers, to achieve Year 2000 compliance.

     o Changes in government regulations that are applicable to our regulated businesses.

     o    Changes in the demand for our products.

     o    Degree and nature of our competition.

     o    Consolidation among our customers.

     We qualify all forward-looking statements contained in our documents by these cautionary factors.

                    THE FIRST AMERICAN FINANCIAL CORPORATION

History and Contact Information

     We organized in 1894 as Orange County Title Company, succeeding to the businesses of two title abstract companies founded in 1889 and operating in Orange County, California. In 1924, we commenced issuing title insurance policies. In 1986, we began a diversification program by acquiring and developing financial service businesses closely related to the real estate transfer and closing process. We are a California corporation. Our executive offices are located at 114 East Fifth Street, Santa Ana, California 92701-4642. Our telephone number is (714) 558-3211.

Our Businesses

     Through our subsidiaries, we are primarily engaged in the business of providing real estate-related financial and informational services to real property buyers and mortgage lenders. The following is a list of our major products and services.

     o    Title insurance.

     o    Tax monitoring.

     o    Credit reporting.

     o    Property data services.

     o    Flood certification.

     o    Field inspection services.

     o    Appraisal services.

     o    Mortgage loan servicing systems.

     o    Mortgage document preparation.

     o    Home warranty services.

     o    Investment services.

     o    Trust services.

     o    Thrift services.

Client Base

     Through growth and acquisitions, we believe we have become the United States' largest provider of real estate-related financial and informational services. We sell our services and products to the following, non-exclusive, client base.

     o    The mortgage industry.

     o    Commercial and residential real estate developers.

     o    Home buyers.

Business Segments

     Title Insurance

     Title insurance policies insure the interests of owners and their lenders in the title to real property against loss by as a result of the following.

     o    Adverse claims to ownership.

     o    Defects in title.

     o    Liens.

     o    Encumbrances.

     o    Other matters affecting the title.

     A title policy insures against such matters which exist at the time the policy is issued. In contrast to property and casualty insurers, claim losses are not a major expense of title insurance.

     Before issuing title policies, title insurers seek to limit their risk of loss by accurately performing title searches and examinations. Matters found which effect title are then excluded from the scope of coverage unless they can be removed to the satisfaction of the title insurer. The major expenses of a title company relate to such searches and examinations, the preparation of preliminary reports or commitments and the maintenance of title plants. A title plant is the accumulated data upon which a title insurer relies when conducting title searches and examinations. Through our subsidiary, First American Title Insurance Company and its subsidiaries, we transact our title insurance business through a network of more than 300 branch offices and more than 4,000 independent agents. In 1998, our title insurance operations generated $2.06 billion in operating revenues.

     Real Estate Information Services

     In recent years we have developed a strategy to become a "one-stop" real estate information service company. To that end, in 1991 we acquired one of the largest tax service companies in the United States. In 1995 we acquired one of the largest flood zone determination companies in the United States and one of the largest mortgage credit reporting companies in the United States.

     In general, our real estate information service products generate higher margins than our title insurance products. The majority of pre-tax profits generated from our non-title insurance business is derived from the real estate services business. That business generated $103.1 million in pre-tax profits in 1998 and $598.8 million in operating revenues. Approximately 28% of our pre-tax profits in 1998 were derived from our real estate information services businesses. With the exception of our home warranty business, these businesses are not regulated. As a result, they are not subject to the dividend statutes enforceable by the states in which we operate our title insurance and home warranty businesses or by constraints imposed by California on our trust and banking business.

     Our  wholly-owned  subsidiary,   First  American  Real  Estate  Information
Services, Inc. has grown from its tax service origins into a diversified mortgage services company. First American Real Estate Information and its subsidiaries sell services and products to the following, non-exclusive, client base.

     o    Mortgage originators.

     o    Mortgage servicers.

     o    Title companies.

     o    Real estate attorneys.

     o    Consumers.

     The tax service business was established in 1987 to advise mortgage lenders as to the status of tax payments on the real property securing their loans. Now First American Real Estate Information provides the following, non-exclusive, list of real estate information services.

     o    Tax services

     o    Mortgage and other credit reporting services.

     o    Flood zone determinations.

     o    Mortgage loan servicing systems.

     o    Property inspections.

     o    Appraisal services.

     o    Mortgage document preparation.

     The  tax  service  business   includes  real  estate  tax  reporting,   tax
outsourcing and tax certification. The tax service business reports on approximately 13 million properties annually and works with over 22,000 taxing authorities nationwide. Overall, we believe it to be the second largest provider of tax services to the real estate market in the United States.

     The credit reporting business processes over 800,000 mortgage credit reports per month. This makes it the largest provider of mortgage credit reports in the United States. This business has recently expanded to include consumer risk management, providing tenant and pre-employment screening services, business reports, credit scoring tools and personal credit reports to landlords, employers, automobile dealers and consumers.

     We are the leading provider of flood zone determinations in the United States. Flood reporting services consist of a broad range of information required by regulatory agencies regarding properties in relation to flood zones. This business currently processes over 600,000 flood zone determinations per month.

     The property/field services business consists of performing single family home inspections, conducting field interviews with delinquent mortgagors, monitoring the condition of properties and assuring timely property preservation. Our acquisition in December 1996 of Ward Associates places us among the leaders in this business.

     The appraisal services business utilizes leading technology to provide national mortgage lenders with property-relative value assessments. The appraisal services business operates throughout the United States. Electronic appraisals are supplemented with qualified local appraisers.

     In April 1996, we acquired the Excelis Mortgage Loan Servicing System, now known as Excelis, Inc. Excelis is believed to be the only commercially available real-time on-line servicing system that has been developed since 1990. The software employs rules-based technology, which enables the user to customize the system to fit its individual servicing criteria and policies.

     In May 1997, we purchased all of the operations of Strategic Mortgage Services, Inc., other than its flood zone determination business. Strategic Mortgage Services was a leading provider of real estate information services to the U.S. mortgage and title insurance industries. The acquired businesses were integrated into our existing operations. These business included the following.

     o    Strategic Mortgage Services' credit division.

     o    Strategic Mortgage Services' property appraisal division.

     o Strategic Mortgage Services' title division, which provided title and closing services throughout the United States, servicing primarily second mortgage originators.

     o Strategic Mortgage Services' settlement services business, which provides title plant systems and accounting services, as well as escrow closing software, to the title industry.

     o A controlling interest in one of the largest mortgage document preparation businesses in the United States.

     On January 1, 1998, we entered into a joint venture with Experian Information Solutions, Inc. Under the joint venture, we caused our real estate information service subsidiaries other than Excelis to contribute substantially all of their assets and liabilities to First American Real Estate Solutions LLC, a newly formed entity, in exchange for an 80% ownership interest. Experian in turn transferred substantially all of the assets and liabilities of its Real Estate Solutions division to First American Real Estate Solutions in exchange for a 20% ownership interest. We believe that Experian's Real Estate Solutions division was the nation's foremost supplier of core real estate data. This data consists, among other things, of the following.

     o    Property valuation information.

     o    Title information.

     o    Tax information.

     o    Imaged title documents.

     As a result of this joint venture, we believe that First American Real Estate Solutions is the nation's largest and most diverse provider of information technology and decision support solutions for the mortgage and real estate industries. See also our Current Report on Form 8-K, dated January 27, 1998, which is incorporated by reference in this prospectus.

     On April 16, 1998, we acquired Contour Software which supplies mortgage loan origination software to the mortgage industry. Contour offers a complete line of software products for every facet of mortgage lending, from qualification to servicing.

     On June 3, 1998, we acquired Data Tree Corporation, a supplier of database management and document imaging systems to county recorders, other governmental agencies and the title industry. See also our Current Report on Form 8-K, dated March 31, 1998, which is incorporated by reference in this prospectus.

     On July 31, 1998, we acquired ShadowNet Mortgage Technologies, LLC. ShadowNet is a provider of electronic mortgage document preparation and delivery systems and now conducts business under the First American Nationwide Documents brand-name.

     On August 31, 1998, we acquired CIC Inc. CIC provides pre-employment reporting services to private and public employers. CIC's services include the following.

     o    Prior employment verification.

     o    Criminal records searches.

     o    Motor vehicle reports.

     o    Credit reports.

     o    Educational and professional license verification.

     o    Workers' compensation records.

     o    Drug testing.

     On September 30, 1998, we acquired The Registry, Inc., Southcoast Industries, Inc., Trans Registry Corporation, Crim Check America, Inc. and Trans Registry Limited. These businesses provide landlords with data on prospective tenants in order to allow them to better make an informed screening decision. This data typically includes the following.

     o A report of prior unlawful detainer actions against the prospective tenant.

     o    An employment verification.

     o    A credit report.

     o    A rental payment history.

     Home Warranty

     We currently own 90.4% of our home warranty business, First American Home Buyers Protection Corporation. The balance is owned by current and former management of that subsidiary. The home warranty business issues one-year warranties which protect homeowners against defects in household systems and appliances, such as plumbing, water heaters, and furnaces. The warranties issued are for household systems and appliances only, not for the homes themselves. Our home warranty business currently operates in certain counties of Arizona, California, Nevada, North Carolina, South Carolina, Texas, Utah and Washington. Our home warranty business is one of the largest in the United States based on contracts under service, with $58.2 million in operating revenues in 1998.

     Trust and Thrift

     Since 1960, we have conducted a general trust business in Southern California. In 1985, we formed First American Trust Company, a banking subsidiary, into which our subsidiary trust operation was merged. As of December 31, 1998, the trust operations were administering fiduciary and custodial assets having a market value in excess of $1.8 billion.

     In 1988, through First American Title Guaranty Holding Company, a majority owned subsidiary, we acquired First Security Thrift Company. First Security accepts thrift deposits and uses deposited funds to originate and purchase loans secured by commercial properties in Southern California. The loans made by First Security currently range in amount from $20,000 to $1,105,000. The average loan balance is $270,500. Loans are made only on a secured basis, at loan-to-value percentages no greater than 75%. First Security specializes in making commercial real estate loans and financing commercial equipment leases. In excess of 93% of First Security's loans are made on a variable rate basis. The average yield on First Security's loan portfolio as of December 31, 1997, was 11%. First Security's average loan is 60 months in duration. Current deposits total $62.5 million and the loan portfolio totals $65.5 million.

Recent Acquisitions

     On April 9, 1999, we acquired Guaranty Title of Johnson County, Inc., Guarantee Title of Wyandotte County, Inc. and Guarantee Title of Leavenworth, Inc., each of which is a title insurance company operating in and around the Kansas City, Kansas metropolitan area. In connection with these acquisitions, we issued 267,347 shares registered under this prospectus.

     On April 13, 1999, we acquired Atlantic Title Company, Inc., a title insurance company operating in Maine. In connection with this acquisition, we issued 113,080 shares registered under this prospectus.

     On May 28, 1999, we acquired ACE Information Services, Inc., a company which provides tenant screening services having its business offices in Orlando, Florida. In connection with this acquisition, we issued 96,427 shares registered under this prospectus.

Summary Historical Consolidated
Financial Data

     The following table sets forth summary historical consolidated financial and other data for the five years ended December 31, 1998 and for the quarterly periods ended March 31, 1998 and 1999. The summary is qualified in its entirety by reference to the financial statements and other information contained in our Annual Report on Form 10-K for the year ended December 31, 1998 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, each of which is incorporated by reference in this prospectus.

           [The rest of this page has been intentionally left blank.]

                                                                                                            Three Months Ended
                                                           Year Ended December 31,                               March 31,
                                 1994           1995            1996           1997           1998             1999           1998
Income Statement Data:
Revenues:
   Operating revenues         $1,362,524     $1,234,236      $1,587,895     $1,881,666     $2,802,190        $695,545       $568,802
   Investment and other
    income                        19,447         23,031          26,398         27,257         75,138          11,381         43,435
                               1,381,971      1,257,267       1,614,293      1,908,923      2,877,328         706,926        612,237
Expenses:
   Salaries and other
    personnel costs              425,319        435,358         539,985        659,325        914,058         246,841        202,846
   Premiums retained by
    agents                       533,598        413,444         516,593        563,137        773,030         210,568        140,045
   Other operating expenses      234,102        261,185         329,525        421,056        611,332         152,065        138,587
   Provision for title
    losses and other claims      110,230         90,387          86,487         90,323        118,763          25,770         27,328
   Depreciation and
    amortization                  21,039         20,892          27,503         38,489         59,804          16,574         13,809

   Premium taxes                  15,453         13,627          16,676         16,904         20,912           5,211          4,154
   Interest                        6,288          6,244           4,808         10,014         20,912           5,211          4,154
                               1,346,029      1,241,137       1,521,577      1,799,248         18,007         661,561        530,351
Income before income taxes
  and minority interests          35,942         16,130          92,716        109,675        361,422          43,365         81,886
Income taxes                      13,300          6,200          35,600         41,500        127,700          15,400         29,400
Income before minority
   interests                      22,642          9,930          57,116         68,175        233,722          29,965         52,486
Minority Interests                 2,944          2,132           2,624          3,676         35,012           5,088          7,753
Net income                    $   19,698     $    7,798      $   54,492     $   64,499     $  198,710      $   24,877     $   44,733

Earnings Per Share Data:
Basic<F1><F2><F3>             $     0.37     $     0.16      $     1.01     $     1.18     $     3.46      $     0.41     $     0.82
Diluted<F1><F2><F3>           $     0.37     $     0.16      $     1.00     $     1.16     $     3.32      $     0.40     $     0.79

<F1> Adjusted to reflect the 1998 acquisitions accounted for under the pooling-of-interests method of accounting.
<F2> Based upon the weighted average number of common shares outstanding.
<F3> Adjusted to reflect our 3-for-1 stock split effected July 17, 1998.


                                                                         December 31,                                      March 31,
                                                  1994            1995           1996           1997           1998          1999
                                                                    (Dollars in thousands, except per share data)
Balance Sheet Data<F1>:
Cash and invested assets                        $367,174        $340,616       $365,031       $411,717       $726,681       $660,877
Total assets                                    $805,350        $855,156       $963,444     $1,153,635     $1,784,790     $1,802,374
Notes and contracts payable                      $89,631         $77,430        $71,428        $42,119       $130,193       $126,001
Mandatorily  redeemable  preferred
  securities of our subsidiary trust
  whose sole  assets are our $100,000,000
  8.5% deferrable interest subordinated
  debentures due 2012                                 --              --             --       $100,000       $100,000       $100,000
Total shareholders' equity                      $293,056        $305,778       $356,379       $415,003       $731,915       $777,313

Other Data<F1>:
Loss ratio                                          8.1%            7.3%           5.4%           4.8%           4.2%           3.7%
Cash dividends per share<F1><F2>                   $0.13           $0.13          $0.15          $0.16          $0.22          $0.05
Ratio of debt to total                             22.1%           19.0%          15.9%           7.2%          12.3%          11.4%
  capitalization<F1><F3>

<F1> Adjusted to reflect the 1998 acquisitions accounted for under the pooling-of-interests method of accounting.
<F2> Adjusted to reflect our 3-for-1 stock split effected July 17, 1998.
<F3> Total capitalization  includes minority interests and mandatorily redeemable preferred securities of the Company's subsidiary trust.

Recent Developments

     Effective January 1, 1999, we implemented a change to our revenue recognition accounting policy for tax service contracts. The new accounting policy was adopted prospectively and applies to all new loans serviced beginning January 1, 1999. Prior to January 1, 1999, we recognized revenues from tax service contracts over the estimated duration of the contracts as the related servicing costs were estimated to occur. The majority of the servicing costs, approximately 70%, are incurred in the year the contract is executed, with the remaining 30% incurred over the remaining service life of the contract. The new policy provides for a more ratable recognition of revenues, reducing the amount recognized at the inception of the contract and recognizing it over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect prepayments. The resulting rates by year (starting with year one) are 32%, 24%, 14%, 9%, 7%, 5%, 4%, 2%, 2% and 1%. We periodically review our tax service contract portfolio to determine if there have been changes in contract lives and/or changes in the number and/or timing of prepayments; accordingly, we may adjust the rates to reflect current trends. We estimate that adoption of this new policy will result in a decrease in diluted earnings per share for 1999 of $0.25 to $0.35. This estimate is heavily dependent on the volume of tax service contracts entered into in 1999. Assuming the new accounting policy had been consistently applied in prior years, we would have reported diluted earnings per share of $1.12, $0.42, $0.17, $0.90 and $1.02 for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, respectively. Actual reported earnings per share for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, respectively, were $1.26, $0.37, $0.16,
$1.00 and $1.16.

Year 2000 Plan

     What is the Year 2000 Problem?

     Many of today's computer systems identify a particular year on the basis of the last two digits of that year. For the purposes of this discussion, "computer systems" includes information systems generally and devices which rely on imbedded technology, e.g. microprocessors. For example, the year "1998" is recognized by the digits "98." The inability of computer systems to properly recognize a year that begins with "20" instead of "19," if not corrected, may result in the failure of or the production of erroneous results within the computer system. This failure of systems, production of erroneous results and the resulting damages is commonly known as the "Year 2000 Problem."

     How Does the Year 2000 Problem Impact First American?

     We are dependent, to a substantial degree, upon the proper functioning of our computer systems as well as those of our vendors, suppliers and customers. Most of our products and services rely on information and data provided by others. Our principal information and data suppliers are title plant operators, agents, brokers, taxing authorities, recording offices and credit bureaus. Most of this information and data is provided electronically and is dependent on information systems and telecommunications. For example, we rely on governmental agencies to provide title, lien and tax information, and credit bureaus to provide credit and background information. Similarly, we deliver most of our products and services electronically. Our principal customers are mortgage lenders and other financial institutions.

     What is our State of Readiness?

     With the help of an outside consulting firm, we have created a Year 2000 Program Management Office and have adopted the following five-step plan to address the Year 2000 Problem.

     o    Awareness.

     o    Inventory/Assessment.

     o    Renovation.

     o    Testing.

     o    Implementation.

     Our "awareness" phase involves communicating the nature and scope of the Year 2000 Problem to the management of each of the business units described below in order to engender strong management support for its resolution. Our "inventory/assessment" phase involves the identification of our information systems and non-information systems which require renovation or replacement to become Year 2000 compliant. Our "renovation" phase involves the repair and/or replacement of the systems identified in the prior phase. Our "testing" phase involves the testing of repaired and replaced systems. Our "implementation" phase involves the integration of tested systems into our daily operations.

     To implement our plan, we have divided our company into the following "business units."

     o    The reporting regions of the title insurance subsidiaries.

     o The subsidiary companies of our real estate information services business.

     o    Our home warranty subsidiaries.

     o    Our trust and banking subsidiaries.

     o    Our various other subsidiaries.

     Substantially all of the phases of the plan, with the exception of the implementation phase, have been completed. The implementation phase is expected to be completed by June 30, 1999. However, all of the phases of the plan must be revisited each time we acquire a new business. Accordingly, all phases of the plan are still active.

     Our efforts to survey the Year 2000 readiness of our significant vendors, suppliers and customers continues. To date, we have not received sufficient information from these parties about their Year 2000 plans to predict the outcome of their efforts. Even after responses are received, there can be no assurance that the systems of our significant vendors, suppliers and customers will be timely renovated.

     What will it cost to implement the Year 2000 Plan?

     To date we have incurred expenditures approximating $17.2 million in implementing our Year 2000 plan. We expect to incur at least an additional $10 million to $20 million in implementing our Year 2000 plan. About half the costs will be for hardware and software replacement and about half will be for labor. The costs for hardware and software will be capitalized and amortized over their estimated useful lives. Labor will be expensed as incurred. Year 2000 plan costs are being funded through operating cash flow.

     Do we have Contingency Plans?

     Company-wide and business unit contingency plans for unexpected systems failures as a result of the Year 2000 Problem were targeted to be in effect by December 31, 1998. The company-wide plan and the contingency plans for ninety percent of our business units have been completed. We are currently working to complete the balance of the business unit contingency plans.

     Review of our Year 2000 Plan

     We engaged a consultant to review our Year 2000 plan. Under the terms of this engagement, the consultant is performing the following services.

     o    Review of the operations of the Year 2000 Program Management Office.

     o    Review of our Year 2000 plan.

     o Review of the implementation of the Year 2000 plan at selected locations.

     From time to time during the review, the consultant is reporting its findings to the Audit Committee of our Board of Directors.

     No Assurances

     The costs to implement our Year 2000 plan and our target dates for completion of the various phases of our Year 2000 plan are based on current estimates. These estimates reflect numerous assumptions about future events, including the continued availability of certain resources, the timing and effectiveness of third party renovation plans and other factors. We can give no assurance that these estimates will be achieved, and actual results could differ materially from these estimates.

                              SELLING SHAREHOLDERS

     The following table sets forth, as of the date of this prospectus, the following information.

     o The name of each holder of shares that may be sold pursuant to this prospectus.

     o The number of our common shares that each selling shareholder owns as of such date.

     o The number of our common shares owned by each selling shareholder that may be offered for sale from time to time pursuant to this prospectus.

     o The number of our common shares to be held by each selling shareholder assuming the sale of all the shares offered hereby.

     o By footnote, any position or office held or material relationship with The First American Financial Corporation or any of its affiliates within the past three years, other than that of being a shareholder.

     We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

           [The rest of this page has been intentionally left blank.]

                                                                       Number of Shares
                                                                         to be Offered    Shares Owned of Record
                                              Shares Owned of Record    for the Selling   After Completion of the
                                               Prior to the Offering     Shareholder's           Offering
       Name of Selling Shareholder<F1>           Number         %           Account           Number          %
   Joe F. Jenkins Sr.                               0       less than 1      50,260              0            0
   Joe F. Jenkins II (1)                            0       less than 1     158,968              0            0
   Douglas T. Tyler (2)                             0       less than 1      58,119              0            0
   Charles R. Oestreicher (3)                       0       less than 1      28,270              0            0
   Robert B. Patterson, Jr.                         0       less than 1      28,270              0            0
   Fred W. Oertel                                   0       less than 1      28,270              0            0
   Bruce W. Bergen                                  0       less than 1      28,270              0            0
   Ron Crawley                                      0       less than 1      96,427              0            0

<F1> This  prospectus may also be used by donees and pledgees of a named selling  shareholder  for selling shares  received from a named selling shareholder after the date of this prospectus.
<F2> Mr. Joe F. Jenkins II is the President of Guarantee Title of Wyandotte County, Inc. and Guarantee Title of Leavenworth, Inc.,
     each of which are wholly-owned subsidiaries.
<F3> Mr. Tyler is the President of Guarantee Title of Johnson County, Ind., a wholly-owned subsidiary.
<F4> Mr. Oestreicher is the President of Atlantic Title Company, Inc., a wholly-owned subsidiary.

           [The rest of this page has been intentionally left blank.]

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and price of each sale. The selling shareholders may sell the shares being offered hereby on the New York Stock Exchange, or otherwise. The sale price may be the then prevailing market price or a price related thereto, a price set by formula, which may be subject to change, or a negotiated price. The shares may be sold, without limitation, by one or more of the following means of distribution.

o A block trade in which the broker-dealer so engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction.

o Purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus.

o    A distribution in accordance with the rules of the New York Stock Exchange.

o Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

o    In privately negotiated transactions.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with a hedging transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell the shares short and deliver the shares offered hereby to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling shareholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. In addition, any shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders and/or purchasers of the shares offered hereby. Usual and customary brokerage fees will be paid by the selling shareholders. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above, in the market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to, or receive from, the purchasers of such shares, commissions computed as described above.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only though registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against liabilities resulting therefrom. Among these liabilities for which indemnification may be provided are those arising under the Securities Act of 1933.

     At the time a particular offer of shares offered pursuant to this prospectus is made, if required, a supplement to this prospectus will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or re-allowed or paid to any dealer, and the proposed selling price to the public.

     We have agreed to keep the registration statement of which this prospectus constitutes a part effective in respect of shares issued pursuant thereto until the first to occur of the following dates.

     o    The date one year from the date of issuance of such shares.

     o Such date as all of the shares offered by the selling shareholders listed above have been sold.

     We intend to de-register any of the shares not sold by the selling shareholders after such time.

                                  LEGAL MATTERS

     The validity of the shares offered by this prospectus will be passed upon for us by White & Case LLP, Los Angeles, California.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                      * * *

     o We have not authorized anyone to give you any information that differs from the information in this prospectus. If you receive any different information, you should not rely on it.

     o The delivery of this prospectus shall not, under any circumstances, create an implication that The First American Financial Corporation is operating under the same conditions that it was operating under when this prospectus was written. Do not assume that the information contained in this prospectus is correct at any time past the date indicated.

     o This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

     o This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, the securities to which it relates in any circumstances in which such offer or solicitation is unlawful.

                           --------------------------
                                Table of Contents

Where  You Can  Find  More  Information;  Incorporation
by  Reference  (i) Risk Factors................................................1
Special Note of Caution Regarding Forward-Looking Statements...................2
The First American Financial Corporation.......................................3
Selling Shareholders..........................................................15
Plan of Distribution..........................................................17
Legal Matters.................................................................18
Experts.......................................................................19


                                   Prospectus

                             3,000,000 Common Shares

                               THE FIRST AMERICAN
                              FINANCIAL CORPORATION

                               Dated May 28, 1999